Results of Proxy Voting

A special meeting of shareholders of the series of the Trust was held on February 5, 2016. The special meeting was held for the purpose of electing two (2) Trustees to the Trust's Board of Trustees. Shareholders of all series of the Trust voted together on the proposal, and elected the following two (2) Trustees at the special meeting:

Jennifer Holden Dunbar

Ronald C. Parker

The results of the proxy solicitation on the preceding matter were as follows:

PIMCO Equity Series

Trustee Nominee                 For*                 Withheld*
Jennifer Holden Dunbar       197,882,087             3,114,282
Ronald C. Parker             197,892,770             3,103,598

* Certain series of the Trusts shares were held by PIMCO-advised funds or accounts for which PIMCO had discretionary authority to vote proxies. Accordingly, PIMCO voted such shares in proportion to the votes of all other Trust shareholders voting on the proposal.